

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2020

Scott Humphrey
Chief Financial Officer and Treasurer
Fox Factory Holding Corp.
6634 Hwy 53
Braselton GA 30517

> **Re: Fox Factory Holding Corp.**
> **Form 10-K for the Fiscal Year Ended January 3, 2020**
> **Filed March 3, 2020**
> **File No. 001-36040**

Dear Mr. Humphrey:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing